UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blyth, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 09643P207	Page 1 of 21 Pages

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 09643P207	Page 2 of 21 Pages

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 09643P207	Page 3 of 21 Pages

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 09643P207	Page 4 of 21 Pages

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Québec société en commandite)

13D

CUSIP No. 09643P207	Page 5 of 21 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 09643P207	Page 6 of 21 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

13D

CUSIP No. 09643P207	Page 7 of 21 Pages

1	Names of reporting persons Carlyle Equity Opportunity GP, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 09643P207	Page 8 of 21 Pages

1	Names of reporting persons Carlyle Equity Opportunity GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 09643P207	Page 9 of 21 Pages

1	Names of reporting persons Carlyle U.S. Equity Opportunity Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person PN (Delaware limited partnership)

13D

CUSIP No. 09643P207	Page 10 of 21 Pages

1	Names of reporting persons CB Shine Holdings, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person OO (Delaware limited liability company)

13D

CUSIP No. 09643P207	Page 11 of 21 Pages

1	Names of reporting persons CB Shine Merger Sub, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,193,935.9
	9	Sole dispositive power 0
	10	Shared dispositive power 12,193,935.9
11	Aggregate amount beneficially owned by each reporting person 12,193,935.9
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 75.6%
14	Type of reporting person CO

13D

CUSIP No. 09643P207	Page 12 of 21 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of Blyth, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 59 Armstrong Road, Plymouth, Massachusetts 02360.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Equity Opportunity GP, L.L.C.,

Carlyle Equity Opportunity GP, L.P.,

Carlyle U.S. Equity Opportunity Fund, L.P. (“Sponsor”),

CB Shine Holdings, LLC (“Shine Holdings”) and

CB Shine Merger Sub, Inc. (“Merger Sub”)

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., Carlyle Equity Opportunity GP, L.L.C., Carlyle Equity Opportunity GP, L.P., Carlyle U.S. Equity Opportunity Fund, L.P., Shine Holdings and Merger Sub is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized under the laws of the Cayman Islands.

The address of the principal business and principal office of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, and William J. Shaw (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Chief Executive Officer, Daniel A. D’Aniello, Chairman,

13D

CUSIP No. 09643P207	Page 13 of 21 Pages

David M. Rubenstein, Co-Chief Executive Officer, Jeffrey W. Ferguson, General Counsel, Curtis L. Buser, Chief Financial Officer and Glenn A. Youngkin, President & Chief Operating Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Merger Sub acquired the securities reported herein for aggregate cash consideration of approximately $73,000,000 pursuant to a tender offer commenced under the Merger Agreement (as defined below). The total amount of funds required to consummate the Offer and the Merger (each as defined below) is approximately $98,000,000.

The source of funds for the acquisition of the Issuer was provided by an equity contribution by Shine Holdings to Merger Sub. Shine Holdings obtained such funds from Sponsor, which in turn obtained such funds from capital contributions from its partners.

Item 4.	Purpose of Transaction

Merger Agreement and Tender Offer

On August 30, 2015, Shine Holdings and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. Pursuant to the Merger Agreement, among other things, on September 14, 2015, Merger Sub commenced a tender offer (the “Offer”) to acquire all of the outstanding Common Stock at a price per share of $6.00 (the “Offer Price”), in cash without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2015 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

13D

CUSIP No. 09643P207	Page 14 of 21 Pages

The Offer expired at 11:59 p.m., New York City time, on October 13, 2015 and Merger Sub accepted for payment an aggregate of 12,193,935.9 shares of Common Stock of the Issuer, which includes 443,997 shares of Common Stock tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase, representing approximately 75.6 percent of the outstanding shares of Common Stock of the Issuer, that were validly tendered and not properly withdrawn pursuant to the Offer.

On October 14, 2015, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct wholly-owned subsidiary of Shine Holdings. Immediately following the merger, Shine Holdings was the direct owner of 100 percent of the issued and outstanding Common Stock.

As a result of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist and (other than shares held by Shine Holdings, Merger Sub or the Issuer or their subsidiaries or by stockholders who exercise appraisal rights under, and in accordance with, Delaware law) converted in the Merger into the right to receive $6.00 per share, without interest thereon and less any applicable withholding taxes. Further, upon the consummation of the Merger:

•	the directors of Merger Sub immediately prior to the effective time of the Merger became the directors of the surviving corporation;

•	the officers of the Issuer immediately prior to the effective time of the Merger became the officers of the surviving corporation and thereafter were replaced by newly appointed officers;

•	the certificate of incorporation and bylaws of the Issuer were amended and restated pursuant to the provisions of the Merger Agreement so as to read in their entirety as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger (except the references to Merger Sub’s name was replaced by references to the surviving corporation and certain other minor changes were made); and

•	the certificate of merger was filed with the Secretary of State of the State of Delaware.

Following the effective time of the Merger:

•	The shares of Common Stock of the Issuer ceased to trade on the New York Stock Exchange (the “NYSE”) and a Form 25 was filed with the SEC to delist the shares of Common Stock of the Issuer from the NYSE and to seek termination of the shares of Common Stock of the Issuer from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	a Form 15 [was][will be] filed with the SEC to seek termination of the shares of Common Stock of the Issuer from registration under Section 12(g) and Section 15(d) of the Exchange Act.

13D

CUSIP No. 09643P207	Page 15 of 21 Pages

It is expected that, following the Merger, the business and operations of the surviving corporation will be continued substantially as the business and operations of the Issuer were being conducted prior to the Merger. Shine Holdings intends to continue to evaluate the business and operations of the surviving corporation after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of the surviving corporation.

Support Agreement

In connection with the execution and delivery of the Merger Agreement, Shine Holdings and Merger Sub entered into a tender and support agreement with certain stockholders of the Issuer (the “Supporting Stockholders”), dated as of August 30, 2015 (the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Stockholders agreed to tender all shares of the Common Stock beneficially owned by them (the “Subject Shares”) in the Offer and otherwise support the transactions described above. The Supporting Stockholders, which included directors and officers of the Issuer, beneficially owned in the aggregate approximately 39% of the Issuer’s outstanding shares of Common Stock.

General

The foregoing descriptions of the Merger Agreement, the Support Agreement, the Offer to Purchase and the Letter of Transmittal do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The primary purpose of the transactions described above is for Shine Holdings, through Merger Sub, to acquire all of the outstanding shares of Common Stock. Upon consummation of the transactions described above, the Issuer will become a wholly-owned subsidiary of Shine Holdings and the Common Stock will cease to be freely traded or listed and will be de-registered under the Securities Act of 1933, as amended.

The Reporting Persons may, at any time and from time to time, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

13D

CUSIP No. 09643P207	Page 16 of 21 Pages

Other than as described above, none of the Reporting Persons or Related Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons or Related Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of immediately prior to the Merger on October 14, 2015, based on 16,138,413 shares of Common Stock outstanding as of October 13, 2015.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
The Carlyle Group L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
Carlyle Holdings II GP L.L.C.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
Carlyle Holdings II L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
TC Group Cayman Investment Holdings, L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
TC Group Cayman Investment Holdings Sub L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
Carlyle Equity Opportunity GP, L.L.C.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
Carlyle Equity Opportunity GP, L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
Carlyle U.S. Equity Opportunity Fund, L.P.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
CB Shine Holdings, LLC	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9
CB Shine Merger Sub, Inc.	12,193,935.9	75.6%	0	12,193,935.9	0	12,193,935.9

13D

CUSIP No. 09643P207	Page 17 of 21 Pages

The securities beneficially owned by the Reporting Persons are held of record by Merger Sub. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of Carlyle Equity Opportunity GP, L.L.C., which is the general partner of Carlyle Equity Opportunity GP, L.P., which is the general partner of Carlyle U.S. Equity Opportunity Fund, L.P., which is the managing member of Shine Holdings, which is the sole shareholder of Merger Sub. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Merger Sub.

Following the Merger, on October 14, 2015, Shine Holdings was the direct owner of 100 percent of the issued and outstanding Common Stock. At such time, each of Shine Holdings and the other Reporting Persons, except for Merger Sub which ceased to exist following the Merger, has the shared power to vote and dispose of 100 percent of the issued and outstanding Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described above pursuant to the Offer and the Merger Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, the Support Agreement, the Offer to Purchase and the Letter of Transmittal and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No. 09643P207	Page 18 of 21 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Power of Attorney

3	Agreement and Plan of Merger, dated as of August 30, 2015, CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and Blyth, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 31, 2015).

4	Tender and Support Agreement, dated as of August 30, 2015, among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and certain stockholders of Blyth, Inc. party thereto.

5	Offer to Purchase, dated as of September 14, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CB Shine Merger Sub, Inc. and CB Shine Holdings, LLC with the SEC on September 15, 2015).

6	Form of Letter of Transmittal, dated as of September 14, 2015 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by CB Shine Merger Sub, Inc. and CB Shine Holdings, LLC with the SEC on September 15, 2015).

13D

CUSIP No. 09643P207	Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

13D

CUSIP No. 09643P207	Page 20 of 21 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P., its managing member
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.P.

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.
By:	Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person

CB SHINE HOLDINGS, LLC
By:	Carlyle U.S. Equity Opportunity Fund, L.P., its managing member
By:	Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person

13D

CUSIP No. 09643P207	Page 21 of 21 Pages

CB SHINE MERGER SUB, INC.
By:	CB Shine Holdings, LLC, its sole shareholder
By:	Carlyle U.S. Equity Opportunity Fund, L.P., its managing member
By:	Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person